UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
August 6, 2007
Harmony Gold Mining Company Limited
Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)
Form 20-F ☑       Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No ☑

SIGNATURES

HARMONY GOLD MINING COMPANY LIMITED

First Floor 4 The High Street	Suite No 1 Private Bag X1	T +27 11 684 0140	NYSE and NASDAQ
trading symbol HMY
Melrose Arch Melrose North	Melrose Arch 2076	F +27 11 684 0188	JSE trading symbol HAR
2196 Johannesburg	Johannesburg South Africa	W www.harmony.co.za
TRADING STATEMENT
Harmony Gold Mining Company Limited (Harmony) announces that its financial results for the quarter ending 30 June 2007 are expected to differ significantly from those of the three previous quarters as well as from the analysts’ consensus.
Shareholders are advised that Harmony expects to announce a headline loss per share of between 130 and 160 SA cents per share for the June 2007 quarter, compared with the March 2007 quarter headline profit of 58 SA cents per share. It is expected that a headline profit of between 20 and 30 SA cents per share will be reported for the 2007 financial year compared with a headline loss of 269 SA cents per share for the 2006 financial year.
This quarter-on-quarter variance is attributable to a combination of lower production and an increase in costs. Gold production is expected to be down by between 8% and 12%, mainly due to, and as previously disclosed, production incidents at Bambanani and Joel, lower grades mined at Tshepong as well as the underperformance at Mt Magnet’s underground operations in Australia. Progress on rectifying this situation will be reported at the June 2007 results presentation to the investment community.
The combination of lower production and higher cost will result in the June 2007 quarter’s cash cost per kilogram being up by between 35% and 45%. Harmony’s total cash operating costs are up by between 25% and 28% quarter-on-quarter. The company ascribes this in part to the newly installed accounting software system that resulted in some of the March quarter’s costs being captured in the June 2007 quarter and thus the average of the last six months’ cost would be a more accurate reflection of the company’s current cost base.
During the last six months, the company’s cost base increased by between 8% and 12% on the previous six months. The increase in costs is mainly due to consumables (stores) and supervisory labour and detailed plans are being implemented to address the production and cost issues.
Shareholders are advised of the resignation of the Chief Executive, Bernard Swanepoel, with immediate effect and the appointment of Graham Briggs as acting Chief Executive.
“Harmony’s management remains committed to creating shareholder value by addressing the company’s cost issues, through disciplined mining and a back to basics approach.” says acting Chief Executive Graham Briggs.
The financial information on which this trading statement is based has not been reviewed nor reported on by the company’s auditors. Due to the time taken to install new software and the need to have externally audited numbers available, the announcement of Harmony’s quarter and year-end financial results has been postponed to Monday, 27 August 2007.
Johannesburg
6 August 2007

Directors:	P T Motsepe* (Chairman), G P Briggs (Acting Chief Executive), F Abbott*, J A Chissano*#, Dr D S Lushaba*, FT de Buck*, C. Markus*, M Motloba*, N V Qangule, C M L Savage*, A J Wilkens*
*Non-Executive;# Mozambican
Secretary:	M P van der Walt
Registration Number: 1950/038232/06

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: August 6, 2007
Harmony Gold Mining Company Limited
By: /s/ Nomfundo Qangule
Name: Nomfundo Qangule
Title: Chief Financial Officer